               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                    -----------------------

                         SCHEDULE 14D-1
      Tender Offer Statement Pursuant to Section 14(d)(1)
            of the Securities Exchange Act of 1934
                     (AMENDMENT No. 14)
                      Final Amendment
                             and
                         SCHEDULE 13D
                       (AMENDMENT NO. 7)
              Statement Pursuant to Section 13(d)
             of the Securities Exchange Act of 1934
                    -----------------------

                    ARVIDA/JMB PARTNERS, L.P.
                  a Delaware Limited Partnership
                    (Name of Subject Company)

                 RALEIGH CAPITAL ASSOCIATES L.P.
                         RALEIGH GP CORP.
                     ROCKLAND PARTNERS, INC.
                         ZEPHYR PARTNERS
                            (Bidders)

   LIMITED PARTNERSHIP INTERESTS AND ASSIGNEE INTERESTS THEREIN
                  (Title of Class of Securities)

                               NONE
                      (CUSIP Number of Class
                          of Securities)
                     -----------------------


       Michael L. Ashner                          Copy to:
Raleigh Capital Associates L.P.                 Mark I. Fisher
   100 Jericho Quadrangle                      Todd J. Emmerman
          Suite 214                          Rosenman & Colin LLP
 Jericho, New York  11735-2717               575 Madison Avenue
       (516) 822-0022                   New York, New York 10022-2585
                                               (212) 940-8800

              (Name, Address and Telephone Number of
             Person Authorized to Receive Notices and
               Communications on Behalf of Bidder)


-----------------------------
*   This Statement also constitutes Amendment No. 7 to the Statement on
Schedule 13D of Raleigh Capital Associates L.P., Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners filed with respect to the Limited Partnership Interests and Assignee Interests therein of Arvida/JMB Partners, L.P., a Delaware limited partnership, acquired pursuant to the Offer to Purchase dated October 17, 1996, as supplemented to date.

                 (Continued on following page(s))

CUSIP No.:  NONE 14D-1/13D                   Page 2 of 8 Pages

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         RALEIGH CAPITAL ASSOCIATES L.P.


---------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                        (a)  /X/

                                                                        (b)  / /
---------------------------------------------------------------------------
3.  SEC Use Only



---------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

         AF; WC
---------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
---------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
---------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

         106,747 Units
---------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                             / /
---------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

         26.4%
---------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

         PN

CUSIP No.:  NONE 14D-1/13D                           Page 3 of 8 Pages

-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         RALEIGH GP CORP.

---------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                        (a)  /X/

                                                                        (b)  / /
---------------------------------------------------------------------------
3.  SEC Use Only



---------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

         N/A
---------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
---------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
---------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

         106,747 Units*
---------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                             / /
---------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

         26.4%
---------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

         CO
----------------------------------

* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

CUSIP No.:  NONE 14D-1/13D                           Page 4 of 8 Pages

-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         ROCKLAND PARTNERS, INC.

---------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                        (a)  /X/

                                                                        (b)  / /
---------------------------------------------------------------------------
3.  SEC Use Only



---------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

         N/A
---------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
---------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
---------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

         106,752 Units*
---------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                             / /
---------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

         26.4%
---------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

         CO
----------------------------------

* Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 106,747 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

 CUSIP No.:  NONE 14D-1/13D                           Page 5 of 8 Pages

-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         ZEPHYR PARTNERS

---------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                        (a)  /X/

                                                                        (b)  / /
---------------------------------------------------------------------------
3.  SEC Use Only



---------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

         N/A
---------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
---------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         New York
---------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

         106,747 Units*
---------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                             / /
---------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

         26.4%
---------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

         PN
----------------------------------
* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

AMENDMENT NO. 14 TO SCHEDULE 14D-1 AND AMENDMENT NO. 7 TO SCHEDULE 13D

    This Amendment No. 14 (Final Amendment) (i) amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on October 17, 1996 by Raleigh Capital Associates L.P., a Delaware limited partnership (the "Purchaser"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 100,000 of the outstanding limited partnership interests and assignee interests therein ("Units") of Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $400 per Unit, less the amount of any distributions declared or made with respect to the Units between April 29, 1997 and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, plus an additional $40 per Unit, net in cash, as contingent purchase price, upon the terms set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, as each has been or may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below, and (ii) constitutes Amendment No. 7 to the statement on Schedule 13D of Raleigh Capital Associates L.P., Raleigh GP Corp., Rockland Partners, Inc. and Zephyr Partners (the "Reporting Persons"). Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


Item 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4(a) is hereby supplemented and amended as follows:

    "The total amount of funds required by the Purchaser to purchase 26,405 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is $10,562,000. In accordance with the terms of the Offer, the Purchaser also deposited an additional $1,056,200 ($40 per Unit) in escrow for distribution in accordance with the terms of that certain Escrow Agreement dated as of April 16, 1997. The Purchaser obtained all of such funds from capital contributions from its partners."

Item 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6(a)-(b) is hereby supplemented and amended as follows:

    "The Offer expired at 12:00 Midnight, New York City time, on Tuesday, April 29, 1997. Based on information provided by the Depositary to the Reporting Persons, pursuant to the Offer, as of 12:00 Midnight, New York City time, on Tuesday, April 29, 1997, the Purchaser accepted for payment 26,405 Units, constituting approximately 6.5% of the outstanding Units."

                            SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 1997

                                  RALEIGH CAPITAL ASSOCIATES L.P.
                                  By:  Raleigh GP Corp., General
                                       Partner



                                       By:  /s/Peter Braverman
                                            -----------------------
                                       Name:   Peter Braverman
                                       Title:  Vice President

                                  By:  ROCKLAND PARTNERS, INC.,
                                       General Partner


                                       By:  /s/Jonathan H. Paul
                                            -----------------------
                                       Name:   Jonathan H. Paul
                                       Title:  Vice President

                                  By:  ZEPHYR PARTNERS
                                       By:  GP Aeolus Inc., General
                                            Partner


                                       By:  /s/Edward Mattner
                                            -----------------------
                                       Name:   Edward Mattner
                                       Title:  Vice President

                                       By:  AREHGP INC., General Partner


                                       By:  /s/John Saldarelli
                                            -----------------------
                                       Name:   John Saldarelli
                                       Title:  President

                                  RALEIGH GP CORP.

                                  By:  /s/Peter Braverman
                                       -----------------------
                                  Name:   Peter Braverman
                                  Title:  Vice President

                            SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 1997

                                       ROCKLAND PARTNERS, INC.

                                       By:  /s/Jonathan H. Paul
                                            ------------------------
                                       Name:   Jonathan H. Paul
                                       Title:  Vice President

                                       ZEPHYR PARTNERS
                                       By:   GP Aeolus Inc., General Partner


                                       By:  /s/Edward Mattner
                                            ------------------------
                                       Name:   Edward Mattner
                                       Title:  Vice President

                                       By:   AREHGP INC., General Partner


                                       By:  /s/John Saldarelli
                                            ------------------------
                                       Name:   John Saldarelli
                                       Title:  President